

October 31, 2013

Via E-mail
Mr. Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

> **Re: Giant Interactive Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 18, 2013**
> **File No. 001-33759**

Dear Mr. Zhang:

We have reviewed your letters dated August 21, 2013 and October 18, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2013.

Form 20-F for the fiscal year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

1. We note the information provided in your response to prior comment 4 and we believe that it provides useful information about your liquidity. In future filings, please confirm that you will provide these disclosures under liquidity and capital resources.

Item 18. Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-9

2. We note that you transferred Juhe Network from Zhengduo Information to the VIE. Please describe to us and disclose, if material, how the transfer qualitatively and quantitatively impacted your involvement with the VIE.

Note 2. Summary of Significant Accounting Policies

2) Consolidation, page F-13

3. We note the detailed balance sheet of Giant Network provided in your response to prior comment number 19. Please tell us what comprised the "due from related parties" balance.

19) Comprehensive Income, page F-27

4. We note your response to prior comment 20 addresses your consideration of disclosing the changes in the accumulated balances. Please tell us what consideration you gave to disclosing the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

Note 12. Available-For-Sale Securities

(ii) Series A Preferred Shares in MET, page F-47

5. We note your response to prior comment 22 and it remains unclear to us how the investment in MET went from classification as an available for sale investment to classification as a cost method investment. Please describe for us, in greater detail, how the reorganization impacted your classification and refer to any authoritative guidance you relied upon. As part of your response, please tell us whether your investment in MET preferred shares was converted into common shares of Yangxun in connection with the reorganization. Also, please tell us whether the shares of Yangxun have a readily determinable fair value. See ASC 320-10-20.

Supplemental Letter dated October 18, 2013

6. We note that you have provided supplemental information in the letter dated October 18, 2013. Pending the review of the supplemental information, we may have additional comments.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief